FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 27, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 27, 2007 and incorporated by reference herein is the Registrant’s immediate report dated August 27, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: August 27, 2007

BluePhoenix Successfully Completes Legacy Modernization
of Alpitour Group’s Travel Management System

—	Leading Italian Tourism Company Goes Live with Modernized Environment
—	Improves Customer Responsiveness, Increases Performance and Diminishes Costs

MILAN, Italy – August 27, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value driven legacy modernization, today announced that it has successfully completed Alpitour Group’s strategic database and application migration from an IMS DL/1 to DB2 environment.

Alpitour recently went live with its modernized travel management system and has significantly improved operational efficiency, decreased maintenance cost, and improved customer responsiveness. The new environment has also reduced the company’s reliance on IMS DL/1, a diminishing skill set.

Alpitour is a leader in the Italian tourism industry, with more than 9,000 travel agencies across Italy. The company revolutionized tourism in Italy with the first to offer “all –inclusive” package tours in the 1960s and electronic booking systems in the 1980s. To maintain its leadership position, Alpitour decided to modernize its mission critical travel management system that hosts the company’s hotel, flight, reservations, customer service and back office applications.

Before the migration project, Alpitour’s core travel management COBOL applications resided in both IMS DL/1 and DB2 databases. This multi-platform environment was not only expensive to maintain, but was tedious and cumbersome for agents to access. To improve customer responsiveness and overall company efficiency, Alpitour turned to BluePhoenix Solutions to migrate all applications into one COBOL / DB2 environment.

“Faced with aging applications that threatened our ability to achieve high performance, we chose BluePhoenix to modernize our systems,” said Gianni Gritti, CIO, Alpitour. “Our travel management system provides critical business functions for reservations, hotel and flights. We needed a company that we could trust to perform the work that was required. We chose BluePhoenix because of its proven expertise in performing hundreds of successful migration projects–and the decision paid off. We recently went live with the system and all applications operated smoothly with minimal disruption to our agents or customers. We are now experiencing a whole new level of performance and customer responsiveness.”

Critical customer and travel information previously stored in legacy IMS DL/1 databases was migrated to DB2. The migration project started with a global assessment to identity the scope and inventory of existing applications and to develop a modernization roadmap. BluePhoenix used its BluePhoenix™ DBMSMigrator for IMS to convert the application code from COBOL/IMS to COBOL/DB2 and tested all modules.

“We are thrilled that we were able help Alpitour mitigate risk, improve overall system and business performance and increase the company’s agility through our migration effort,” said Arik Kilman, CEO of BluePhoenix Solutions. “We are committed to helping organizations worldwide like Alpitour, reduce costs and increase agility by leveraging the value of their legacy applications.”

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner	Paul Holm
Investor Relations	H.L. Lanzet
BluePhoenix Solutions	+1212-888-4570
+972 9-9526-105	paulmholm@gmail.com
dleichner@bphx.com